

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

<u>**Via facsimile 011 86 21 6167 1646**</u>
Mr. Hary Tanoesoedibjo
Chief Executive Officer
Linktone Ltd.
27/F, Building 1, Landmark Towers
8 North East Third Ring Road
Chao Yang District, Beijing, 100004, People's Republic of China

  Re: Linktone Ltd.
     Form 20-F for the fiscal year ended December 31, 2011
     Filed April 27, 2012
     File No. 0-50596

Dear Mr. Tanoesoedibjo:

  We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

General

1. Please disclose the total dividend income collected from your VIEs by year.

Risk Factors, page

We may not be able to collect our loans to PT Cakrawala Alam Semesta…, page 23

2. Please elaborate to tell us more about the existing Indonesian regulations on foreign investments and why you implemented a VIE structure for your Indonesian operations.

Organizational Chart, page 35

3. Supplementally, please provide a revised organizational chart whereby the names of the entities, footnotes and other information are legible.

Content Relationships, 43

Audio-related Services, page 44

4. Please tell us whether your agreement with SingSung for audio-related services in China was renewed.

Directors, Senior Management and Employees, page 91

Biographical Information, page 91

5. In future filings, please disclose Ms. Peck Joo Tan's formal education and experience with U.S. GAAP.

Financial Statements

Note 1 – Organization and Nature of operations, page F-9

6. Refer to your discussion of VIE risks on page 70. We note that the contractual arrangement with Cakrawala does not contain any statement that the current registered shareholders are acting on your behalf and it does not constitute a nominee arrangement. Please expand the disclosure on page F-12 to clarify how you determined that this arrangement meets the criteria for consolidation under ASC 810-10. Specifically address how the statements that a) there is no statement that the current registered shareholders of the VIE acting on your behalf and b) that the contractual agreement with Cakrawala does not constitute a nominee arrangement meet the criteria in ASC 810-10. Please expand the disclosure in MD&A on page 70 accordingly.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Paul W. Bolts, Jr.